UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: May, 2022
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
trivago N.V. (the "Company") issued a press release announcing its 2022 annual general meeting of shareholders, and made available to its shareholders certain other materials in connection with such meeting.

In addition, on May 25, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's American Depositary Shares ("ADS"), each representing one Class A share, during the period commencing no earlier than May 31, 2022 and expiring no later than July 31, 2022. Purchases of ADSs may be made from time to time depending on share price and trading volume, and will comply with the parameters set by the Company's general meeting of shareholders for such ADS repurchases. In order to facilitate these repurchases, the Company intends to enter into a plan that is designed to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The repurchases of ADSs will be funded from available working capital. Previously, the Company's Supervisory Board authorized a program to repurchase up to 10 million of ADS during the period that commenced on March 7, 2022 and expiring no later than May 30, 2022. No repurchases of ADSs were made pursuant to the previous plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: May 30, 2022	By:	/s/ Matthias Tillmann
Matthias Tillmann
(Chief Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 25, 2022
99.2	Notice convening the annual general meeting of shareholders with explanatory notes